August 6, 2025

Leann Koh Bee Khee
Chief Executive Officer
ELC Group Holdings Ltd.
745 Lor 5 Toa Payoh
#03-02 The Lifeline Building
Singapore 319455

       Re: ELC Group Holdings Ltd.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed July 9, 2025
           File No. 333-285524
Dear Leann Koh Bee Khee:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1
General

1. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form
       20-F and Instruction 2 thereto.
 August 6, 2025
Page 2

        Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Taylor Beech at 202-551-4515
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services